November 2, 2007

VIA FEDEX

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street NE

Mailstop: 3561

Washington, DC 20549

Re:	Sports Properties Acquisition Corp.

Dear Mr. Alper:

On behalf of Sports Properties Acquisition Corp., (the “Company”), please find our responses to your comment letter dated October 25, 2007 regarding the Company’s initial registration statement on Form S-1 (File No. 333-146353), filed with the Securities and Exchange Commission on September 27, 2007, set forth below. We are filing Amendment No. 1 to such registration statement on Form S-1 together herewith. For your convenience, we have included your comments below, with our responses directly below each comment.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD/FINRA that the NASD/FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: The Company acknowledges this comment and undertakes to provide such information to the staff when FINRA has completed its review.

2.	Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Response: The Company acknowledges this comment and undertakes to request that, upon approval of its securities for listing, the AMEX representative call the staff to confirm such approval.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

Mr. Ronald E. Alper

November 2, 2007

3.	We note the disclosure on pages 37 and 100 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $200 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s industry and management, and other factors.

Response: The Company has revised the disclosure on pages 19, 42, 43, 68 and 114 in response to this comment.

4.	The table on the cover page includes the deferred underwriting discounts and commissions and explains in a footnote that the deferred portion of the discounts and commissions is payable only upon consummation of a business combination. In the table on the bottom of page 98, the deferred portion is not included in the table, but is explained in a footnote on the next page. Please include the entire underwriter’s discounts and commissions in the table on page 98 and explain in the footnote that a portion of that total is deferred.

Response: The Company has revised the disclosure on pages 112-113 to include the entire underwriter’s discounts and commissions in the table and explain the deferral in the footnote.

5.	We note the disclosure on the cover page and elsewhere that you may consider acquisition candidates in industries other than sports, leisure and entertainment. In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management’s expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its sports, leisure and entertainment expertise. Explain how this criterion differs from those used to evaluate sports, leisure and entertainment businesses.

In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that “the demand for sports, leisure and entertainment related content, services and products presents attractive opportunities for growth and value creation.” Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

Response: The Company has decided to limit its focus to potential target businesses in the sports, leisure and entertainment industries and has revised the disclosure on the prospectus cover page and pages 4 and 61 accordingly.

Mr. Ronald E. Alper

November 2, 2007

6.	In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given that the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

Response: The Company has revised the disclosure on pages 14, 24, 25, 51 and 71 in response to this comment.

7.	Please explain in more detail in the business section the particular emphasis upon joint ventures as discussed in the summary and risk factors section. Define what you mean by the term “joint venture” and clarify the types of transactions contemplated, Describe how these transactions would be structured. Address the resulting risks from entering into a joint venture. Also discuss whether a joint venture combination will be structured in such a way that company stockholders will be minority stockholders of the combined company.

Response: The Company has decided not to pursue any joint venture opportunities. Accordingly, the Company has revised the disclosure on the prospectus cover page and pages 1, 5, 31, 58, 60 and 62.

8.	We note that Medallion has agreed to indemnify the trust against claims of various vendors. You indicate that you have an obligation to pursue indemnification from Medallion. Please clarify whether the board has any fiduciary obligation to bring such a claim.

Response: The Company has revised the disclosure on pages 17 and 75 in response to this comment.

9.	We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 29.99% of the common stock sold in this offering. Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 29.99% of the IPO shareholders will be able to convert and the business combination still go forward.

Response: The Company has revised the disclosure on page 13 in response to this comment.

10.	We note the reference on the cover page and elsewhere to an asset acquisition. In an appropriate section, please revise to further discuss this acquisition method. Please revise to clarify whether any such assets would comprise an operating entity requiring historical financial statements. If not, clarify the unique risks associated with acquiring assets—particularly those related to valuation.

Response: The Company has revised the disclosure on pages 4, 5, 30, 31, 61 and 62 in response to this comment.

Mr. Ronald E. Alper

November 2, 2007

Table of contents

11.	We note your statement that “you should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.” In light of your Rule 415 undertakings in Part II of the registration statement, please remove the noted statements.

Response: The Company has deleted the disclosure in the Table of Contents in response to this comment.

Prospectus Summary, page 1

12.	On page 4, please include the statement from page 38 that you will obtain an opinion from an unaffiliated third party if your board is not able to independently determine that the target business has a sufficient market value.

Response: The Company has revised the disclosure on page 5 in response to this comment.

13.	Please revise to describe in the summary section the ownership of Medallion Financial Corp. and clarify the affiliation between Medallion and the company’s officers, directors and advisors. We may have further comment.

Response: The Company has revised the disclosure on pages 5 and 16 in response to this comment.

14.	Please disclose whether the company has conducted any research, evaluations and/or had discussions of potential acquisition candidates including any that occurred before the company’s incorporation, Also, please disclose if the company’s principals have had direct or indirect contact or have been approached by any potential acquisition candidates including any contact prior to the company’s incorporation.

Response: The Company has revised the disclosure on pages 4 and 61 in response to this comment.

15.	We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this deviation from the standard conversion feature of SPAC offerings so that investors can understand the company’s position when making an investment, Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC, and add a risk factor that addresses the impact the greater conversion threshold could have if a business transaction is approved. Please add an additional risk factor at the beginning of the risk factors section discussing the risks associated with the likelihood of decreased trust assets, including the probability that a merger is consummated despite shareholder dissent in excess of what would be permissible for a standard SPAC entity; and additional reliance on debt or equity to fund the business transaction and operations after the transaction.

Mr. Ronald E. Alper

November 2, 2007

Response: The Company has revised the disclosure on pages 4, 2, 25, 51 and 71 in response to this comment.

The Offering, page 6

16.	Please provide a summary description of the “directed unit program”.

Response: The Company has decided not to have a directed unit program. Accordingly, the Company has revised the disclosure on pages 10, 13, 15, 91, 92, 95 and 114.

Redemption, page 7

17.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter’s option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

Response: The Company has revised the disclosure on pages 8, 23, 39, 101 and F-9 in response to this comment.

Private Placement, page 8

18.	We note your statement that “the founder warrants will be placed in escrow and not released before, except in limited circumstances, one year from the consummation of a business combination ....” Clarify the ‘limited circumstances’ where the founder warrants will be released.

Response: The Company has revised the disclosure on pages 9, 10, 40, 41, 95 and F-11 in response to this comment.

19.	You disclose that you will not pay any fee or other cash payment to your founding stockholders, officers or directors. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Response: The Company has revised the disclosure on pages 12 and 13 in response to this comment.

Mr. Ronald E. Alper

November 2, 2007

20.	Briefly address whether there is any limitation on the amount of reimbursement for expenses incident to the offering and finding a suitable business combination.

Response: The Company has revised the disclosure on pages 13, 35 and 54 in response to this comment.

Conversion rights for stockholders voting to reject a business combination, page 12

21.	Please clarify here and in the “Conversion Rights” section on page 64 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you will require shareholders to tender their shares prior to the shareholder meeting.

Response: The Company has revised the disclosure on pages 16, 72 and 73 in response to this comment.

Liquidation if No Business Combination, page 12

22.	Please discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) clarify what debts, costs and expenses will not be covered by the indemnity to be provided by Medallion.

Response: The Company has revised the disclosure on page 17 in response to this comment.

Amended and Restated Certificate of Incorporation, page 14

23.	You state on page 15 that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page 14 that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state on page 11 under “Stockholders must approve business combination” that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

Response: The Company has revised the disclosure on pages 13, 18 and 24 in response to this comment.

24.	We note in the fifth article of your amended and restated certificate of incorporation, the disclosure that the purpose of the corporation shall automatically terminate on the termination date and that, “This provision shall not be amended other than... with the affirmative vote of at least 95% of the IPO Shares cast.... ” We also note your disclosure on page 15 that “thus, without the affirmative vote cast at a meeting of stockholders of at least 95% of the common stock issued in the offering, we will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination.” Please clarify whether the board would propose a resolution where the company would survive for a longer period than 24 months if such proposal or vote is not in connection with a business combination.

Mr. Ronald E. Alper

November 2, 2007

Response: The Company has revised the disclosure on pages 18 and 19 in response to this comment.

25.	Please delete the information that is repeated in the risk factor section.

Response: The Company has deleted the disclosure on page 20 in response to this comment.

Summary Financial Data, page 18

26.	Please revise your last paragraph on page 18 to indicate the approximate dollar amount redeemed if 29.99% of the 20,000,000 shares are redeemed under the redemption rights.

Response: The Company has revised the disclosure on page 20 in response to this comment.

Risk Factors, page 19

27.	We note your statement that “the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.” You should not reference risks that are not deemed material. Revise to delete the noted statement.

Response: The Company has deleted the disclosure on page 21 in response to this comment.

28.	You should present as risk factors only those factors that represent a material risk to investors in this offering. Some of your risk factors appear generic and could apply to any company within your industry as well as other industries. We note, in particular, the risk factors on pages 39 and 40. Please revise these risk factors to clearly reflect the specific material risk to your company and/or investors or revise to address these factors in another location in your document.

Response: The Company has deleted the disclosure on page 44 in response to this comment.

29.	Please revise the first risk factor on page 20 to address the resulting risk to investors from the modification of the provisions relating to the consummation of a business combination.

Response: The Company has revised the disclosure on page 22 in response to this comment.

30.	We note the second risk factor on page 29. Please revise this risk factor to discuss in greater detail the potential conflict of interest for your existing stockholders, officers, director or advisors if the company seeks to acquire a target business that is an affiliate of such persons. Please discuss why the terms of the business combination may not be as advantageous to the stockholders.

Response: The Company will not propose a business combination with a potential target business to its stockholders if any of its officers, directors, advisors or founding stockholders is an affiliate of such potential target business. Accordingly, the Company has revised the risk factor on pages 32 and 33 and revised its disclosure on pages 6 and 67 in response to this comment.

Mr. Ronald E. Alper

November 2, 2007

31.	We note that the last risk factor on page 33, and the disclosure on page 83, that the founding stockholders control a substantial interest in the company and may influence certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases.

Response: The Company has revised the disclosure on pages 10, 11, 38, 39, 89, 93, 96 and II-5 in response to this comment.

Cautionary Note Regarding Forward-Looking Statements, page 43

32.	We note your statement in this section “we undertake no obligation to publicly update any forward-looking statement...” Revise to clarify that ‘except as required by applicable law’ you assume no obligation to update.

Response: The Company has revised the disclosure on page 49 in response to this comment.

Use of Proceeds, page 45

33.	Please revise footnote 1 to indicate the amount that has been paid from the $200,000 loan from Medallion.

Response: The Company has revised the disclosure on page 50 in response to this comment.

34.	With regard to the monthly fee of $7,500 discussed on page 46, please clarify the factors considered and individuals involved in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

Response: The Company has revised the disclosure on page 52 in response to this comment.

35.	Please further describe the agreement between ProEminent Sports, LLC and Medallion Financial Corp., with specific reference to Mr. Tavares’s service to you. Provide a copy of any agreements between ProEminent Sports and Medallion.

Response: The Company has revised the disclosure on pages 53 and 87 in response to this comment. We are also supplementally providing you with the requested agreement together herewith.

Mr. Ronald E. Alper

November 2, 2007

36.	Please further describe the services that Game Plan LLC will provide to you. Provide a copy of the agreement between Game Plan, Medallion and you.

Response: The Company has revised the disclosure on pages 54 and 88 in response to this comment. We are also supplementally providing you with the requested agreement together herewith.

37.	We note your statement that “other than the fees under these agreements and under any future agreement with Game Plan LLC and the compensation paid by Medallion… to these officers and advisors, no compensation of any kind… will be paid…” Please indicate, in the appropriate location in the prospectus, the amount of the fees under these agreements and the amount of the compensation paid by Medallion to these officers and directors. Finally address the additional compensation contemplated under the future consulting services to be provided by Game Plan LLC. We may have further comment.

Response: The Company has revised the disclosure on pages 53, 54, 87 and 88 in response to this comment.

Dilution, page 49

38.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor whether their actual dilution may be higher as a result of the exercise of these warrants.

Response: The Company has revised the disclosure on page 55 in response to this comment.

Proposed Business, page 54

Industry Trends, page 57

39.	We note the references to reports by Price Waterhouse Coopers and IBIS World Pty. Ltd. Please include full citation to the reports, Please provide us with copies of the articles.

Response: The Company has revised the disclosure on page 63 in response to this comment. We are also supplementally providing you with the requested articles together herewith. The Company notes that these articles are publicly available and were not prepared on behalf of or separately for the Company.

Effecting a Business Combination, page 59

Sources of Target Acquisition, page 60

40.

We note your qualified statement that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder’s fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder’s fees or consulting fees

Mr. Ronald E. Alper

November 2, 2007

to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Response: The Company has revised the disclosure on pages 28, 33, 67 and 70 in response to this comment.

Selection of a target acquisition and structuring of a business combination, page 61

41.	We note your statement “while we may pay fees or compensation to third parties for their efforts in introducing us to a potential target business, in no event, however, will we pay any of our existing officers, directors or stockholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us or in connection with the consummation of the initial business combination.” Please reconcile your statement with the disclosure noted in the section “Compensation for Officers, Directors and Advisors” on page 77.

Response: The Company has revised the disclosure on pages 67 and 70 in response to this comment.

Liquidation if No Business Combination, page 65

42.	On page 66, you state that the trust account could become subject to the claims of creditors, which “could” be prior to the claims of public stockholders. Please briefly explain when the claims of the public stockholders would be prior to the claims of creditors of the company.

Response: The Company has revised the disclosure on page 74 in response to this comment.

Comparison to Offerings of Blank Check Companies, page 70

43.	In the table, please include a discussion that compares the terms of this offering with the terms under Rule 419 with respect to the stockholders’ rights to receive interest earned from the funds held in escrow.

Response: The Company has revised the disclosure on page 83 in response to this comment.

Management, page 74

Advisors, page 75

44.	We note that you will have several advisors to the company. Please revise to clarify the role that these advisors will play at your company.

Response: The Company has revised the disclosure on page 86 in response to this comment.

Mr. Ronald E. Alper

November 2, 2007

Conflicts of Interest, page 78

45.	Please disclose the factors that your officers, directors and founding stockholders would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

Response: The Company has revised the disclosure on pages 10, 11, 38, 39, 89, 93, 96 and II-5 in response to this comment.

Compensation far Officers, Directors and Advisors, page 27

46.	Please clarify whether your officers and directors will take the offer of compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue.

Response: The Company has revised the disclosure on pages 28, 33, 67, 70 and 88 in response to this comment.

Principal Stockholders, page 81

47.	Please revise to include Jack Kemp in the beneficial ownership table.

Response: The Company has revised the disclosure on page 92 in response to this comment.

48.	It appears that the shares held by Medallion Financial Corp. should be included in the number of shares listed for Mr. Andrew Murstein in the beneficial ownership table. See Rule 13d-3 under the Securities Exchange Act of 1934. Please revise or supplementally advise us.

Response: The Company has revised the disclosure on page 92 in response to this comment.

Description of Securities, page 86

Warrants, page 88

49.	On page 88 you advise investors to “review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement... for a complete description of the terms and conditions applicable to the warrants,” Please revise your statement to clarify that all of the material provisions of the warrants are described.

Response: The Company has revised the disclosure on page 102 in response to this comment. The Form of Warrant Agreement is also filed as an exhibit to Amendment No. 1 filed herewith.

Financial Statements, page F-1

50.	Please provide a currently dated consent in any amendment and note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Mr. Ronald E. Alper

November 2, 2007

Response: The Company acknowledges this comment and undertakes to provide a currently dated consent of its independent registered public accounting firm with each amendment and to update its financial statements in compliance with the requirements of Rule 3-12 of Regulation S-X.

Note 3 – Proposed Public Offering, page F-9

51.	We note your disclosure that if an effective registration statement is not maintained, the holders of your warrants will not be able to exercise the warrants, and will not be entitled to net-cash settlement of the warrants. Please file the warrant agreement and tell us how the provisions of the filed agreement support equity classification of the warrants under EITF 00-19. In addition, please revise your risk factor disclosure on page 21 to address whether net cash settlement of the warrants could be permitted or required.

Response: The Company has revised the disclosure on page 24 in response to this comment. The Form of Warrant Agreement is also filed as an exhibit to Amendment No. 1 filed herewith. The Company believes that equity classification of the warrants is in accordance with the provisions of paragraphs 8 and 9 of EITF 00-19 because in no event will the registered holder of a warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of our common stock if the common stock underlying the warrants is not covered by an effective registration statement.

52.	Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

Response: The Company believes that the purchase price of $1.00 per warrant for the private placement warrants will represent the fair value of such warrants on the date of purchase and, accordingly, no compensation expense will be recognized with respect to the issuance of the insider warrants. The Company determined that the purchase price is greater than or equal to the fair value of such warrants by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. This list of companies was deemed comparable because it represents all of the initial public offerings of first time issuer blank check companies for the last two years which include a unit with a purchase price of $10.00 and a warrant to purchase one share for an exercise price of $7.50 per share, with identical expiration and exercisability terms as the warrants offered by the Company. The average trading price and medium trading price for the warrants of such companies were $1.04 and $1.00, respectively, neither of which accounts for the liquidity discount applicable to the private placement warrants as a result of the transfer restrictions to which they are subject. A table illustrating the closing price on the first trading day upon separation of the common stock and warrants included within the units is attached hereto as Exhibit A. However,

Mr. Ronald E. Alper

November 2, 2007

the Company recognizes that the actual fair value and any compensation impact will be determined based on the actual trading values of our warrants at the time they become separable. As a result, the Company has revised the disclosure on pages 103 and F-10 in response to this comment.

Exhibits

53.	Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

Response: The Company acknowledges this comment and advises you that the, Form of Underwriting Agreement, Form of Warrant Agreement and Specimen Warrant Certificate, as well as a revised Form of Investment Management Trust Agreement, are filed with this amendment.

Additionally, the Company would like to advise you that we have revised the disclosure throughout the Amendment No. 1 to reflect a small number of changes to the terms of the offering not mentioned above, including the addition of a cashless exercise feature to all of the warrants, which cashless exercise may be mandated by the Company if a holder of warrants elects to exercise his or her warrants after notice of a redemption is given, and the agreement by Medallion Financial Corp. to enter into limit orders to purchase up to $10,000,000 of common stock at a price below the per share value of the amount in the trust account after the announcement of the Company’s execution of a definitive agreement for a business combination and the expiration of the restrictions applicable under Regulation M under the Securities Exchange Act of 1934.

Sincerely,

/s/ Jeffrey A. Letalien

Jeffrey A. Letalien

Enclosures

cc:	Andrew M. Murstein
William H. Gump
Gregg A. Noel
Thomas J. Ivey

Exhibit A

$10.00 Unit Structure SPACs since 2006 ($7.50 Warrant Exercise Price, 4-Year Life)

Pricing Date	Issuer	Size (w/ Shoe)	First Trade Date	Warrant First Trade Price	Implied Warrant Price at IPO Method 1(2)	Implied Warrant Price at IPO Method 2(3)	Common Price on Day of Warrant First Trade	Unit Price on Day of Warrant First Trade	Warrant/ Synthetic Common and Warrant	Warrant / Unit	First 10 Days Avg. Trading Price
10/17/07	NRDC Acquisition	$414	10/30/07	$0.95	$0.94	$0.94	$9.13	$10.06	9.4%	9.4%	$0.94	(4)
09/27/07	Hicks Acquisition	552	10/08/07	0.95	0.95	0.95	9.08	10.02	9.5%	9.5%	1.02
04/20/07	Pinpoint Advance	29	06/01/07	1.23	1.19	1.13	9.60	10.30	11.3%	11.9%	1.30
03/22/07	Alpha Security Group	60	06/14/07	1.05	1.01	1.01	9.35	10.40	10.1%	10.1%	1.19
	Average	$264		$1.04	$1.02	$1.01	$9.29	$10.20	10.1%	10.2%	$1.17
	Median	$237		$1.00	$0.98	$0.98	$9.24	$10.18	9.8%	9.8%	$1.19
	Count	4

(1)	Excludes repeat SPAC issuers and offshore entities (Aldabra 2 Acquisition and Seanergy Maritime, respectively).
(2)	Equals (warrant first trade price)/(unit price) x (IPO unit price).
(3)	Equals (warrant first trade price)/(warrant first trade price + common price) x (IPO unit price).
(4)	Only 4 trading days of data available, $0.94 is the average of those four days.

Source: Factset, Bloomberg. As of 11/2/07.